Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Relating to Preliminary Prospectus Registration Statement No. 333 - 269082 January 27, 2023 Free Writing Prospectus Fresh Vine Wine, Inc. Investor Presentation This free writing prospectus relates to a proposed rights offering (the “ Offering ”) of Fresh Vine Wine, Inc . (the “ Company ” or “FVW”), which is being registered on a Registration Statement on Form S - 1 (No . 333 - 269082 ), as amended (the “ Registration Statement ”) . This free writing prospectus should be read together with the preliminary prospectus January 27 , 2023 included in the Registration Statement (the “ Preliminary Prospectus ”), which can be accessed through the following link : LINK TO FORM S - 1 /A : https : //www . sec . gov/Archives/edgar/data/ 1880343 / 000121390023005711 /fs 12023 a 1 _freshvinewine . htm This presentation highlights basic information about the Company and the Offering, and does not contain all information that you should consider before investing in the Company. Except as otherwise indicated, this presentation speaks only as of the date hereof. The Company has filed the Registration Statement, including the Preliminary Prospectus, with the Securities and Exchange Commission (the “ SEC ”) for the Offering. Before you invest, you should read the Preliminary Prospectus (including the risk factors described and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or the information agent participating in the rights offering will arrange to send you the Preliminary Prospectus if you request it by contacting Broadridge copies of the preliminary prospectus related to the Offering may be obtained from Broadridge Corporate Issuer Solutions, LLC, toll free at (888) 789 - 8409 or by email at shareholder@broadridge.com. The final terms of the Offering will be disclosed in a final prospectus to be filed with the SEC. 1

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3 Disclaimer This presentation contains statements that are considered “forward looking statements” within the meaning of United States securities laws. In addition, the Company and its management may make other written or oral communications from time to time that contain forward - looking statements. In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “should,” “would,” “could,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward - looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward - looking statements. In particular, you should consider the numerous risks and uncertainties described in the section titled “Risk Factors” in the Preliminary Prospectus and the risks and uncertainties disclosed in our SEC filings described in the Preliminary Prospectus under the heading “Incorporation By Reference,” all of which are accessible on the SEC’s website at http://www.sec.gov.

OUR HISTORY Born in 2019, Fresh Vine Wine began as a vision to fill a gap in the wine marketplace - premium, exceptional tasting wines that meet the criteria of the the everyday active lifestyle consumer. Less calories, less sugar, and less carbs shouldn’t replace what makes a good bottle of wine a great one. Renowned winemaker and all around outdoorsman, Jamey Whetstone, took 24 years of experience in the vineyard and the cellar to craft award - winning wines that complement the work that you put in without the sacrifice on taste. Whetstone joined forces with celebrity cohorts and wine enthusiasts Nina Dobrev and Julianne Hough in 2021 to fine tune this recipe for success . Together, they’re building the approachable - to - all, California lifestyle wine brand . OUR IDEALS A world where less finally tastes better. Where less calories and sugar doesn’t sacrifice quality and taste. Where you can have your wine and drink it too. A world where a glass of wine is a gateway to shared experiences through adventure, laughter, and living our best lives. 4 STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission

5 STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission FVW’S 2023 Integrated Sales & Marketing plan will leverage efficiencies created and take into account operational/consumer insights gained from 2022 to continue to drive brand growth at scale. NEW YEAR, NEW US 50% COST REDUCTION MONTHLY FIXED EXPENSES DTC IMPROVEMENT Shipped to 6300+ zip codes 2023 INVENTORY HEADSTART $3.9M Current Inventory on Hand as of the End of Sep 22 NATIONAL AVAILABILITY 6400+pts of Distr 3000+ Accounts

6 OUR ‘23 OBJECTIVES ● Refresh and enhance the brand’s positioning & visibility through a cohesive Omni Channel approach to maximize sales. ○ Retail/Chains, app - based options (Drizly, GoPuff), DTC, Social, Email, OOH, On Premise ● Leverage analytics by integrating data into marketing strategies resulting in higher impact and more cost effective targeted consumer outreach ○ Minimal historical data available. We need to develop, build and evolve our approach to DTC and consumer profiling. ○ Apply a strategic paid media strategy through social, programmatic and geo - fencing campaigns ● Ensure Fresh Vine Wine is in the forefront of Retail’s continued digital transformation ● Utilize FVW social channels (paid & organic) to regularly and strategically distribute new and diverse content to evolve the brand’s story, grow brand engagement and retain consumer’s attention.

7 ● Rebranding ○ New Label & Logo ○ New POS Materials ○ New Campaign Content Series ○ Updated Website Design ○ New brand positioning ■ The focus will be on premium product quality with the health benefits as a secondary focus. ○ New Brand Merch ● Marketing Initiatives ○ Paid Social, Programmatic & Geo - Targeted Retail Support Initiatives ○ Enhanced analytical driven consumer targeting ○ In - store Bottle Signing and Tasting Demos ○ New OOH Opportunities ○ New Strategic Influencer Partnerships & Affiliate Program ○ New Sales Incentive & Rewards Programs ○ PR, Media Events, Unboxing, Media Interviews ‘23 REBRANDING & MARKETING STRATEGY STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission

STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission THE BUSINESS STRATEGY SIMPLE: EXTEND AND EXPAND 8 NEW FORMATS ON DECK ● Specific customers require specific formats - and good taste simply can’t be contained in a single shape. ● We have more formats in the works for some incredible new customers - on the ground, on the sea and in the air NEW DISTRIBUTION + PLAN EXECUTION ● Grow revenue + protect margins ● Expand product availability ● Improve sales execution

THE OPPORTUNITY BETTER FOR YOU CATEGORY SHOWS CONSISTENT GROWTH Consumers are looking for a more sophisticated low - sugar premium wine brand that doesn’t sacrifice on taste option to pair with their refined active lifestyle . *Wines priced at $15 and over a 750 - ml. continue to outperform less expensive brands While total table wine sales in IRI channels were down 3.4% and 7.1% by value and volume, respectively, in the calendar year - to - date period ending November 27th, Table wines priced between $15 and $25 a 750 - ml. GREW 5.1% in dollar terms and 2.9% by volume . *Source : https://www.shankennewsdaily.com/index.php/2023/01/04/32462/impact - databank - 15 - and - over - wine - brands - resilient - as - overall - market - declines /

STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission BFY → BETTER FOR YOU Innovation so bold, it invents its own category. As the hard seltzer craze appears to be decelerating, vintners have begun to capitalize on the fast - rising “better for you” wine segment, as American drinkers increasingly opt for health and wellness oriented products. This new wine segment boasts fewer calories, fewer carbohydrates, and lower alcohol — and most of the brands have zero residual sugar. Unlike other BFY wine brands that use technology to strip alcohol and calories that negatively affect the wine, Fresh Vine has taken a more thoughtful approach that results in a superior quality and taste. The skinny is harvesting grapes at lower sugars that still have tons of flavor. The result is a balance of flavor and varietal character that you can be stoked about and can count on vintage in and vintage out. You choose the life you want to live, and we’ll create a better choice for you on the wine aisle.

GRADUATING FROM SELTZER TO WINE The BFY Wine category gives the White Claw consumer something to graduate to when they want something more sophisticated and flavorful with fewer carbs FOOD FOR THOUGHT Unlike other beverage categories, wine is often paired with a meal. With so many BFY meal plans out there, we wanted to create something that is an enjoyable addition to the dinner table. WINES FOR THOUGHTFUL CONSUMERS Understanding consumers are growing more and more health conscious with their purchasing decisions; our goal is to provide them with a better choice in the wine aisle that doesn't sacrifice premium quality or taste. WE LEAD BY QUALITY AND TASTE Consumers are looking for a more sophisticated lower sugar premium wine brand option to pair with their refined active lifestyle. We spent over a year developing FV to become the best leading premium lower - sugar, lower - carb wine in the space COMMITMENT AND CONSISTENCY Commitment to consistency across SKUs also makes it simple for drinkers to experiment comfortably within portfolio, since every bottle voluntarily displays nutritional facts and caloric metrics on the back label. NO BULLSH*T Many brands in the BFY use spinning cones to strip the alcohol from the wine, Fresh Vine never has as we feel it negatively impacts the flavor of the finished wine. Our winemaking process starts in the vineyard and employs thoughtful decisions in the cellar giving all the varietal flavor you expect from a premium wine. KEY INSIGHTS BETTER FOR YOU WINE 11 STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission

# 11.5-13.5% ABV, HIGH QUALITY, LOW CALORIE, LOW SUGAR WINES COMPARABLE TO OTHER PREMIUM WINES.

## CABERNET SAUVIGNON
Aromas of blackberry, black cherry, spice, plum | Flavors of boysenberry, cherry, dark choc, plum

## PINOT NOIR
Aromas of floral, rose, black cherry, spice, tea | Flavors of black cherry, raspberry, plum

## CHARDONNAY
Aromas of ripe pear, green apple, lychee, toast | Flavors of green apple, tropical fruit, citrus, spice

## SAUVIGNON BLANC
Aromas of key lime, melon & citrus blossom | Flavors of peach, meyer lemon, grapefruit

## ROSÉ
Aromas of rose, citrus blossom, peach, ruby red | Flavors of nectarine, peach, melon

## SPARKLING BRUT ROSÉ
Aromas of strawberry, green apple and raspberry | Flavors of crunchy peach and strawberry


C★A

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13 OUR WINE IS AWARD WINNING WINE

STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission Jamey’s fervor for winemaking began twenty - six years ago when he moved to Napa Valley in ‘96. Quickly captivated by the communal, blue - collar lifestyle of wine country, he pursued a winemaking education. He honed his craft through seven years of winemaking at Turley Wine Cellars that included apprenticeships with Failla Wines in Sonoma and Domaine Dujac in Morey - Saint - Denis, France, where he would thrive until starting Whetstone Wine Cellars in 2002. Since then, he has perfected a holistic approach to winemaking from pruning to harvest. He prioritizes working sustainably, organically, and passionately. We’re grateful for the expertise and oversight Jamey adds to every Fresh Vine vineyard and bottle. 14 OUR WINEMAKER IS WORLD CLASS JAMEY WHETSTONE

We hate bullsh*t - and we know that as a celebrity - backed brand, transparency is key - especially when it comes to our sustainability practices. Our wines are responsibly sourced from top growers in California, and we exercise environmentally conscious practices from vineyard to cellar. UP TO 75% LESS WATER USAGE Our cellar team is very environmentally conscious, taking pride in doing what they can to preserve our water resources through the whole wine making process. The wine industry standard in Napa Valley averages 6 - 14 gallons of water used for each gallon of wine produced. Our water efficient, modern bottling line only uses 2 - 3.5 gallons of water per gallon of wine produced. OUR COMMITMENT SUSTAINABILITY FIRST 15 STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission

STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission C O M B I N E D A U D I E N C E 31 Million Followers 9.4 Million Followers 8.1 Million Followers 75.9K Subscribers (21.1 Million total views) 294K Monthly Listeners OUR CELEBRITY PARTNERS Fresh Vine Wine celebrity partners Nina and Julianne are personally and actively ingrained in the DNA of the company. They intimately participated in product development, hand selected ingredients, developing marketing campaigns etc…basically, they clock in just like anyone else. Flying in for company meetings? Count on it. One on one’s to discuss dedicated campaigns? Absolutely. Toasting to new locations? Done. We’re ready to go. NINA DOBREV NINA DOBREV is an actress, director, entrepreneur, and media trendsetter. She’s starred in projects such as Vampire Diaries, The Perks of Being a Wallflower, and Love Hard. She’s collaborated with numerous brands and is Maison Christian Dior 's new fragrance ambassador for the U.S.. Nina knows her fans (25.9 million and counting in Instagram alone) and how to engage them. Her posts featuring Fresh Vine Wine have garnered 3M+ likes with massive media impact value for the brand. JULIANNE HOUGH JULIANNE HOUGH is an Emmy Award - winner, entertainer, producer, and entrepreneur known to audiences globally for her success in film, television, music and now Broadway. Julianne founded Canary House Productions, which provides storytelling rooted in transformation, self - discovery, and identity, as well as KINRGY, the only trauma - informed dance fitness & energy healing modality backed by neuroscience and evidence - based research.

DISTRIBUTION / EXECUTION 17 STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission

KEY Paid Media Key is a data and media - activation partner. For the first time, Key makes first - party Talent audiences available off of the walled gardens, for programmatic buying. More than ever, brands are partnering with Talent to hit their niche fan groups. Key is seeing huge success amplifying these types of executions with programmatic media hitting the same desired audiences. . PKGD Importers / Sales Team Spirits Importers and Brand Builders. Help create a world - class sales organization that builds/manages quality distribution networks, develops key accounts and chains, and has feet on the streets to build quality points of distribution across the U.S. SGWS Distributor One of the nation's leading wholesale beverage alcohol distributors across the United States. SGWS serves as a brand - building and product expert liaison between suppliers and those who sell or serve alcoholic beverages. JONESWORKS PR Agency A full - service, strategy - driven communications, marketing, and branding consultancy with offices in NY, LA, and Austin and talent across the country representing an elite roster of talent and brands. Stephanie and her forward - thinking crew provide a tailored mix of public relations, marketing, and brand - building strategy designed to reinvigorate established brands and convert blue - chip prospects into full - fledged beasts. OUR PARTNERS ARE BEST IN CLASS LSD Creative Agency LSD is the creative agency / production house leading all of the creative efforts on Fresh Vine. They are a media studio offering a full spectrum of customizable services designed to address the needs of the world’s premiere talent and brands across the ever - changing new media landscape. 8 1 18 WHETSTONE WINE CELLARS Winemaker Whetstone Wine Cellars is the Napa Valley winery owned and operated by Jamey and Michelle Whetstone. They oversee the creation and development of the wines for Fresh Vine. STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission

19 WE KEEP GROWING! 19,029 CASES SHIPPED TO DISTRIBUTORS 1MM+ GLASSES OF WINE ENJOYED $2.2MM TOTAL INVOICE $ TO DISTRIBUTORS 47 STATES LAUNCHED 6,397 POINTS OF DISTRIBUTION 6,984 as of 1/20/23 3,059 ACCOUNTS SOLD 3,554 as of 1/20/23 STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission 735 POINTS OF DISTRIBUTION 6,397 POINTS OF DISTRIBUTION 30,092 EQUIVALENT TO 5oz WINE GLASSES 1,147,392 EQUIVALENT TO 5oz WINE GLASSES 2021 2022 2021 3T + DTC 2022 3T + DTC

20 FRESH VINE GREW FROM STARTUP TO TOP 15% U.S. WINERY SIZE IN UNDER 2 - YEARS 61 % of the U.S. wine sales volume is purchased between $11 - $29.99 retail price point

3,554+ DOORS & COUNTING IN DISCUSSION… 21 STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission

22 NATIONAL DISTRIBUTION AND WORLD CLASS PARTNERS 2021 35* States vs 2022 47 States + Puerto Rico *most of 2021 states opened in Q3 STRICTLY CONFIDENTIAL - Not To Be Shared Or Distributed Without Written Permission

23 RIGHT TIME + RIGHT PRODUCT + RIGHT AUDIENCE + UNIQUE MARKET/MEDIA POSITIONING = BETTER FOR YOU